EXHIBIT 99.1

NOVADAQ Receives Court Approval for Arrangement With Stryker

TORONTO, Aug. 09, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. (NASDAQ:NVDQ) (TSX:NDQ) (“NOVADAQ” or the “Corporation”) today announced that the Ontario Superior Court of Justice has issued a final order approving its previously announced plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act pursuant to which Stryker Corporation has agreed to acquire all of the issued and outstanding shares of NOVADAQ (the “Shares”) for US$11.75 per share in cash.

The Arrangement remains subject to the receipt of regulatory approvals under the Canadian Competition Act and U.S. Hart-Scott-Rodino and the satisfaction of certain other closing conditions customary in transactions of this nature. It is expected that the Arrangement will close in the third quarter of 2017.

Shareholders that have questions regarding submitting their Shares to the Arrangement, including with respect to completing the letter of transmittal and election form, are asked to contact the Depositary, Computershare Trust Company of Canada, at 1-800-654-6253 (toll-free in North America) or 1-514-982-7555 (collect outside North America) or by email at corporateactions@computershare.com.

NOVADAQ’s second quarter management’s discussion and analysis and interim financial statements are expected to be released and filed on SEDAR and EDGAR on or about Friday, August 11, 2017.  The Corporation will not host an earnings call to discuss second quarter results.

About NOVADAQ Technologies Inc.

NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 250 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration (510)k cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. The SPY PHI open surgery portable, handheld imager is FDA (510)k cleared and CE Marked and is indicated for the visualization of blood flow and tissue perfusion in plastic, reconstructive, micro and gastrointestinal surgeries. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Corporation’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans, objectives of management and the obtaining of regulatory and other required approvals in connection with the Arrangement.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information please contact:
Lynn Pieper Lewis or Leigh Salvo
1-415-937-5404